UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 3)*

                   AMERICAN DENTAL TECHNOLOGIES, INC.
                            (Name of Issuer)

                      Common Stock, $.O4 par value
                     (Title of Class of Securities)

                               025352-10-5
                             (CUSIP Number)

                              Mark A. Metz
Dykema Gossett PLLC, 400 Renaissance Center, Detroit, Michigan 48243
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                             April 21, 1998
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



























                              SCHEDULE 13D


CUSIP No. 025352-10-5



1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

        William D. Maroney

2  Check The Appropriate Box If A Member Of A Group*              (a) [ ]
                                                                  (b) [ ]

3  SEC Use Only



4  Source of Funds*

       PF

5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
   Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

    United States

              7   Sole Voting Power
                        94,393
 Number Of
  Shares      8   Shared Voting Power
Beneficially            316,359

  Owned By
    Each      9   Sole Dispositive Power
 Reporting              94,393
  Person
   With       10  Shared Dispositive Power
                        316,359


11 Aggregate Amount of Beneficially Owned By Each Reporting Person
                        410,518

12 Check Box If The Aggregate Amount In Row (11) Excludes              [ ]
   Certain Shares*

13 Percent Of Class Represented By Amount In Row (11)
                        5.5%

14 Type Of Reporting Person*

   IN















                              SCHEDULE 13D


CUSIP No. 025352-10-5



1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

        Aimee Maroney

2  Check The Appropriate Box If A Member Of A Group*              (a) [ ]
                                                                  (b) [ ]

3  SEC Use Only



4  Source of Funds*

       PF

5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
   Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

    United States

              7   Sole Voting Power
                        0
 Number Of
  Shares      8   Shared Voting Power
Beneficially           316,359
  Owned By
    Each      9   Sole Dispositive Power
 Reporting              0
  Person
   With       10  Shared Dispositive Power
                       316,359

11 Aggregate Amount of Beneficially Owned By Each Reporting Person
                       316,359

12 Check Box If The Aggregate Amount In Row (11) Excludes              [ ]
   Certain Shares*

13 Percent Of Class Represented By Amount In Row (11)
                         4.3%

14 Type Of Reporting Person*

   IN


















        This is the third amendment to a Statement on Schedule 13D originally filed with the Securities and Exchange Commission on or about April 29, 1994 (the "Original Statement") by William D. Maroney and Aimee Maroney with respect to the common stock, $.04 par value, of American Dental Technologies, Inc. ("ADT"). As required by Rule 101(a)(2)(ii) of Regulation S-T, the entire text of the Original Statement, as amended, has been amended and restated in its entirety. All share and per share amounts have been adjusted to reflect the 1-for-4 reverse stock split which occurred since the filing of the most recent amendment to the Original Statement.

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the $.04 par value common stock ("Stock") of American Dental Technologies, Inc. ("ADT"). The principal executive office of ADT is located at 5555 Bear Lane, Corpus Christi, Texas 78405.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)     William D. Maroney and Aimee Maroney.

        (b) The business address of Mr. and Mrs. Maroney is c/o ADT, 18860 West Ten Mile Road, Southfield, Michigan 48075.

        (c) Mr. Maroney is an attorney and Mrs. Maroney is a private investor. Mr. Maroney is also a director of ADT.

        (d) During the last five years, neither of the reporting persons has been convicted in a criminal proceeding of the kind required to be disclosed herein.

        (e) During the last five years, neither of the reporting persons was a party to a civil proceeding of the kind required to be disclosed herein.

        (f) Mr. and Mrs. Maroney are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

        Both of the reporting persons received their respective shares of ADT Stock in exchange for cash derived from their personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

        The sole purpose for the acquisitions of ADT Stock reported herein was and is for investment. Mr. and Mrs. Maroney may consult with ADT from time to time and each may acquire additional ADT Stock in the market or in privately negotiated transactions or may dispose of some or all of the ADT Stock he or she owns. Neither of the reporting persons has any other present plans or proposals with respect to ADT of the kind set forth under
Item 4 of the instructions to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date of Amendment No. 3, Mr. Maroney beneficially owns 410,752 shares of Stock, constituting 5.5% of the shares of Stock issued and outstanding, and Mrs. Maroney beneficially owns 316,359 shares of Stock, constituting 4.3% of the shares of Stock issued and outstanding. The shares beneficially owned by Mr. Maroney include 234 shares which he has the right to acquire upon exercise of stock options granted to him as a director of ADT which are exercisable currently or within the next 60 days.

        (b) Mr. Maroney has sole voting and dispositive power over 94,159 shares of Stock he currently owns and, upon exercise, will have sole voting and dispositive power with respect to the 234 shares which he has the right to acquire pursuant to stock options granted to him as a director of ADT. The shares reflected as beneficially owned do not include options to purchase an additional 702 shares upon exercise of employee stock options held by Mr. Maroney which are not currently exercisable and will not become exercisable within the next 60 days. Mr. and Mrs. Maroney share voting and dispositive power with respect to the 316,359 shares owned by Mrs. Maroney.

        (c) The following transactions in the Stock were previously reported on the Original Statement, as previously amended:

                (i) On April 21, 1994, through a private placement transaction with ADT, for a total of $500,000 in cash, Mrs. Maroney acquired 125,000 shares of Stock and non-transferable warrants to acquire 125,000 shares of Stock at a price of $8.00 per share, exercisable at any time prior to April 21, 1996.

                (ii) On July 7, 1995, through a private placement transaction with ADT, Mrs. Maroney acquired 138,889 shares of Stock and non-transferable warrants to acquire 277,778 shares of Stock at a price of $7.00 per share, exercisable on or before July 7, 1998 (subsequently extended by ADT to July 31, 1999). Simultaneously, the termination date on the warrants held by Mrs. Maroney to acquire 125,000 shares of Stock was extended to April 21, 1998. The total consideration paid was $500,000 in cash. On August 24, 1995, the exercise price on the warrants to acquire the 402,778 shares of Stock was reduced by ADT to $4.00 per share.

        The following additional transactions have occurred since the filing of the most recent amendment to the Original Statement:

                (iii) Mr. Maroney has received stock options as a director of ADT each December 15 beginning in 1997. Each such option was granted under ADT's Long-Term Incentive Plan and gives Mr. Maroney the right to acquire 312 shares of Stock at the market price prevailing on the date of grant as calculated pursuant to the relevant ADT plan. Each such option becomes exercisable in equal annual installments beginning on the first anniversary of the grant date and expires 10 years after the grant date.

                (iv) On April 21, 1998, warrants to purchase 125,000 shares of Stock held by Mrs. Maroney expired.

                (v) On July 31, 1999, warrants to purchase 277,778 shares of Stock held by Mrs. Maroney expired.

        (d)     Not applicable.

        (e) Mrs. Maroney ceased to be the beneficial owner of 5% or more of the Stock on July 31, 1999 upon expiration of certain warrants as described in Item 5(c) above and will cease to report her beneficial ownership on this Schedule 13D as amended.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The material terms of the warrants to purchase Stock are described in Item 5 above and the warrants are included as Exhibits to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

[all exhibits previously filed]

Exhibit 1:  Joint Filing Agreement

Exhibit 2:  Common Stock Purchase Warrant, dated 4/21/94

Exhibit 3:  Revised Common Stock Purchase Warrant, dated 7/7/95

Exhibit 4:  Common Stock Purchase Warrant, W-100C, dated 7/7/95

Exhibit 5:  Revised Common Stock Purchase Warrant, W-101B, dated 8/24/95

Exhibit 6:  Revised Common Stock Purchase Warrant, W-201A, dated 8/24/95








                                SIGNATURE


        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment is true, complete and correct.

Dated:  April __, 2000


/s/ William D. Maroney
William D. Maroney

/s/ Aimee Maroney
Aimee Maroney